Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 - 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Reports Kimberlitic Core from First Target on
Smeaton Property

VANCOUVER, CANADA, January 10, 2006 - Entourage Mining Ltd. ("Entourage" or the "Company") (OTCBB: ETGMF) is pleased to announce that it has been informed that the Operator intersected kimberlite or a closely related kimberlitic rock type on the first target in the Smeaton/Forte a la Corne diamond prospect drilling program. The Operator reported intersecting apparently re-sedimented and primary kimberlitic breccia and magmatic rocks from 162.2 meters to 270.4 meters beneath overburden, glacial till and Cretaceous sedimentary strata. The drill hole was stopped at 282.5 meters in sediments due to difficult drilling conditions.

Two pieces of core totaling 30 cm in length were provided to the Company, and examined by independent consultant Harrison Cookenboo (Ph.D., P.Geo), a Qualified Person as that term is defined in National Instrument 43-101. Dr. Cookenboo has reviewed the contents of this news release. Based on his preliminary petrographic examination, Dr Cookenboo describes "both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite sensu-stricto, and suggests that the examined samples are best referred to as kimberlite or a closely related "kimberlitic" rock type with the potential for carrying diamonds". Detailed evaluation of indicator mineral chemistry, micro-diamond content, and geochemistry are being undertaken to better define the diamond potential of the kimberlitic rocks.

The Company will report the results of the indicator mineral chemistry and any micro-diamond content as it becomes available. The Company is set to drill the second hole on the first target to assist in the delineation of the kimberlitic body.

On behalf of the Board,

Entourage Mining Ltd.

Gregory F. Kennedy
President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information please contact:
Craig Doctor
604-278-4656
craig@entouragemining.com
www.entouragemining.com

Telephone: 604-669-4367	Facsimile: 604-669-4368
Email: info@entouragemining.com